UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of April 2009

Commission File Number:  001-33179

AEGEAN MARINE PETROLEUM NETWORK INC.
(Translation of registrant's name into English)

42 Hatzikyriakou Avenue
Piraeus, Athens 185 38
Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F [ X ]     Form 40-F [   ].

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Aegean Marine Petroleum Network Inc. (the “Company”), issued on April 21, 2009, announcing that the Company has taken delivery of a double-hull bunkering tanker.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

        AEGEAN MARINE PETROLEUM NETWORK INC.
        (registrant)

Dated: April 21, 2009	By: /s/ E. Nikolas Tavlarios
Name: E. Nikolas Tavlarios Title: President

SK 23250 0002 989059

Exhibit 1

CONTACTS:
Aegean Marine Petroleum Network Inc.                                                            Investor Relations:
(212) 763-5665                                                                                                Leon Berman, Principal
investor@ampni.com                                                                                         The IGB Group
(212) 477-8438

Aegean Marine Petroleum Network Inc. Acquires Double-Hull Bunkering Tanker

Further Strengthens Logistics Infrastructure in West Africa

PIRAEUS, Greece, April 21, 2009 - Aegean Marine Petroleum Network Inc. (NYSE: ANW) today announced it has taken delivery of the Linnea, a 1980-built 11,520 dwt double-hull bunkering tanker to be renamed the Aegean Star, following the Company’s agreement to purchase the vessel from an unrelated third party. The Aegean Star is expected to be deployed to the Company’s West African market by the end of the second quarter of 2009.

E. Nikolas Tavlarios, President, commented, “With the strategic acquisition of the Aegean Star, Aegean has further strengthened its logistics infrastructure in West Africa. The vessel’s significant delivery capacity provides the ability to extend Aegean’s reach to more markets located on the Gulf of Guinea and increase sales volumes in this growing region. Consistent with our focus on expanding future sales volumes, we plan to commence operations in Tangiers, Morocco and Trinidad and Tobago during the current second quarter and expect to take delivery of 19 remaining double-hull bunkering tanker newbuildings by the end of 2010.”

About Aegean Marine Petroleum Network Inc.
Aegean Marine Petroleum Network Inc. is an international marine fuel logistics company that markets and physically supplies refined marine fuel to ships in port and at sea.  The Company procures product from various sources (such as refineries, oil producers, and traders) and resells it to a diverse group of customers across all major commercial shipping sectors and leading cruise lines. Currently, Aegean has a global presence in 14 markets, including Vancouver, Montreal, Mexico, Jamaica, West Africa, Gibraltar, U.K., Northern Europe, Piraeus and Patras (Greece), the United Arab Emirates as well as Singapore, and plans to commence operations in Tangiers, Morocco and Trinidad and Tobago.

Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "may," "should," "expect" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include our ability to manage growth, our ability to maintain our business in light of our proposed business and location expansion, our ability to obtain double hull secondhand bunkering tankers, the outcome of legal, tax or regulatory proceedings to which we may become a party, adverse conditions in the shipping or the marine fuel supply industries, our ability to retain our key suppliers and key customers, material disruptions in the availability or supply of crude oil or refined petroleum products, changes in the market price of petroleum, including the volatility of spot pricing, increased levels of competition, compliance or lack of compliance with various environmental and other applicable laws and regulations, our ability to collect accounts receivable, changes in the political, economic or regulatory conditions in the markets in which we operate, and the world in general, our failure to hedge certain financial risks associated with our business, our ability to maintain our current tax treatments and our failure to comply with restrictions in our credit agreements and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

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